# SBT Bancorp

ANNUAL REPORT 2007

SBT *Bancorp*



April 10, 2008

Dear Fellow Shareholders:

We are very pleased to report great progress in 2007. Your company SBT Bancorp, Inc. (the "Company") delivered significant earnings improvement and, through its subsidiary, The Simsbury Bank & Trust Company, Inc. ("Simsbury Bank," or the "Bank"), grew its customer base, increased loans to businesses, families and individuals, and expanded the management of its clients' wealth through investments and insurance. Our earnings in each quarter of the year were better than the quarter before. A reflection of our success is that Simsbury Bank remains Simsbury's largest bank, as well as the largest community bank and the third largest bank overall in our primary market.*

Our performance in 2007 occurred in an extremely challenging environment. For most of the year, interest rates worked against us with a flat or inverted yield curve. Competition was intense in all of our markets. And expense management remained a challenge as we continued to slowly grow into the capacity associated with our two newest branches.

**Key Strategies and Customer Growth**

During 2007, we believed that shareholder value would be most enhanced by emphasizing strategies that would improve current earnings although these strategies made it more difficult to grow market share. We focused on three areas: net interest income; noninterest income; and expense management.


Revenue
$9,400,000
$8,800,000
$8,200,000
$7,600,000
$7,000,000
2003
2004
2005
2006
2007


Loans
Deposits
$195,000,000
$177,500,000
$160,000,000
$142,500,000
$125,000,000
2003
2004
2005
2006
2007


Net Interest Margin
4.15%
4.05%
3.95%
3.85%
3.75%
2003
2004
2005
2006
2007

- We derive over 80% of our revenue from interest rate spread activities, so we took steps to improve our net interest margin. Our deposit and loan pricing strategies yielded a 4.4% increase in net interest and dividend income before provision for loan losses compared to a 1.2% decline in 2006. Total revenue increased 6.0% in 2007, assisted by two atypical events described below, after an only slight 0.5%

*According to the 2007 FDIC Survey of Deposits, Simsbury Bank's deposits were greater than any other bank with branches in Simsbury (including the nation's largest) and greater than any other community bank serving any of the towns of Avon, Bloomfield, Canton, Granby, New Hartford and Simsbury. Only Bank of America and Webster Bank reported more deposits than Simsbury Bank in our eight-town primary market.

increase in 2006. Total deposits declined 5.8%; however, our deposit mix improved. Through continuing success with our free business checking product and attracting new non-business customers, we grew checking deposits 3.6% from year-end 2006 to year-end 2007 (8.6% comparing full year average balances) and permitted rate sensitive deposits, especially certificates of deposit, to decline 10.2% from year-end to year-end (8.2% comparing full year average balances). Low cost demand, NOW and savings deposits accounted for 66% of deposits at year-end compared to 62% at year-end 2006. Net loans increased 5.3% due principally to commercial loans and residential real estate secured loans. We funded our loan growth (5.3%) principally through redeploying funds from our investment portfolio. These strategies yielded a significant improvement in our net interest margin to 4.16% from 3.84% in 2006.



Banking and Investment Services Fees & Commissions
$1,190,000
$1,080,000
$970,000
$860,000
$750,000
2005
2006
2007




Efficiency Ratio
90%
80%
70%
60%
50%
2003
2004
2005
2006
2007




Net Income
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2003
2004
2005
2006
2007


- Noninterest income related directly to banking customer products and services as well as investment services commissions increased 16.3% to $1,150,014 in 2007 due to continued growth of our investment services business and growth in banking service fees. Our efforts to expand our investment services capabilities continued to meet great success with a 27.3% increase in commissions to $210,631. Assets under management increased 49% ($17.1 million) to $51.6 million at year end. Service charge and fee income for deposit and other banking services increased 14.1% to $939,383 due both to volume and price increases. Overdraft fees, ATM fees and debit card fees were the major contributors to banking fee income growth.

- Noninterest expense increased only 2.9% in 2007 after a 25.3% increase in 2006. The 2006 increase was due principally to the staffing, occupancy and equipment expenses associated with opening two new branches to increase our total to five. In 2007, staffing, occupancy and equipment expenses increased 5.3% due principally to the full year impact of expenses associated with our newest branch in Bloomfield. Growth in staffing, occupancy and equipment expenses was offset by a 2.7% decline in all other noninterest expenses as we managed all expenses very closely. Despite our successful efforts to contain expense growth, our efficiency ratio shows that we continue to carry excess capacity to deliver banking and investment services to our customers.



Deposit Accounts
21000
19500
18000
16500
15000
2003
2004
2005
2006
2007




Online Customers
Billpay Customers
4500
3500
2500
1500
500
2003
2004
2005
2006
2007




Commercial Loans
Mortgages
Consumer
1400
1050
700
350
0
2003
2004
2005
2006
2007


- The Bank's number of deposit accounts increased only modestly (0.7%) due to our deposit pricing strategy which resulted in a decline in time deposit accounts offset by growth in checking accounts. More of our customers continue to use our state-of-the-art online services. SBT Online customers increased 18.8% (15.2% in 2006) while the number of customers using online bill pay increased 17.9% (29.2% in 2006). During the past several years, our commercial loan business has grown steadily. At year end

2007, we had 7% more commercial loan facilities than at the prior year end. Our mortgage and consumer loan facilities have also grown. Most of our consumer loans are home equity loans. During 2006 and 2005, they grew faster than mortgages, which actually declined during those years as we stood by our conventional mortgage underwriting standards. In 2007, however, consumer loan facilities and mortgages increased by 6% and 3%, respectively, as our reliability as a conventional mortgage and consumer lender became more apparent in the emerging subprime mortgage crisis.

### Capital and Shareholder Value

The Bank's capital position improved in 2007 and remains strong. We remain substantially in excess of the FDIC's "well capitalized" definition. This is a very important fact at a time of increasing economic uncertainty. While our local markets have not exhibited the economic strains present in other parts of the country, a national economic slowdown will inevitably have a local impact.


14.00%
12.00%
10.00%
8.00%
6.00%
2003
2004
2005
2006
2007
Tier 1 Capital Ratio (Well Capitalized Standard: 5.0%)
Tier 1 Risk Weighted Capital Ratio (Well Capitalized Standard: 6.0%)
Total Risk Weighted Capital Ratio (Well Capitalized Standard: 10.0%)

Despite the Company's earnings dip since our investment in creating a geographically larger franchise area, shareholder equity and book value per share have continued to grow. Stockholders' Equity grew by 7.4% in 2007 (4.8% in 2006) while Book Value per Share grew by 6.3% (4.4% in 2006). Earnings per share reflect our improved earnings in 2007 as well as a slight increase in the number of shares outstanding. We did not utilize the share buyback program approved by the Board in 2006 and the program has expired.


Stockholders' Equity
$17,000,000
$15,500,000
$14,000,000
$12,500,000
$11,000,000
2003
2004
2005
2006
2007


Book Value per Share
$21.00
$19.50
$18.00
$16.50
$15.00
2003
2004
2005
2006
2007


EPS (Fully Diluted)
$2.00
$1.50
$1.00
$0.50
$0.00
2003
2004
2005
2006
2007

### Investment Portfolio Actions and BOLI Income

In the fourth quarter, the Bank took actions related to its investment portfolio precipitated by the rapidly changing financial market conditions brought on by the subprime mortgage crisis. The gradual steepening of the interest rate yield curve and the decline of short term interest rates created an opportunity for the Bank to sell certain securities and reinvest in other securities to engineer a better return from our investment portfolio. The Bank also wrote down the value of a Federal National Mortgage Association ("FNMA") trust preferred stock security whose market value had declined below the Bank's internal valuation change guidelines following the onset of the subprime mortgage crisis. The combined impact of these actions was a one-time $313,569 loss.

The Bank funds a portion of employee benefits, including our supplemental employee retirement plan ("SERP"), through an earning asset called bank owned life insurance ("BOLI"). Charles "Chip" Forgie, our former Chief Lending Officer, unexpectedly passed away in 2007. As a result of Chip's actuarially premature death, the Bank received death benefit income from BOLI of $613,349 in the fourth quarter.

### Financial Markets, Economic Conditions and SBT Bancorp

Since August 2007, the subprime mortgage crisis has had a major impact on financial markets and the economy. The continuing unfolding of the crisis has fostered extraordinary actions by the Federal Reserve, the Treasury and the Congress to try to address financial market liquidity concerns and indications of a residential real estate led weakening of the economy nationally.

The Bank never engaged in originating or holding subprime mortgages and holds no securities backed by subprime mortgages. Our only direct exposure to the subprime mortgage crisis is FNMA and Freddie Mac trust preferred stock investments totaling $1.3 million. Fannie's and Freddie's financial conditions have been adversely impacted through their subprime mortgage exposure. As such, the value of certain securities issued by them has been adversely impacted. As noted above, the Bank wrote down one such security in its portfolio due to a drop in value below internal value change guidelines.

At its most simple, the subprime mortgage crisis is a painful downward revaluation of a large asset class. It is similar to the downward revaluations of Internet and information technology companies in 2000 and 2001, New England commercial real estate in 1990 and 1991, savings and loan owned real estate development projects in the late 1980's, and oil and gas reserves and drilling equipment in the early 1980's. Asset revaluations through the early 1990's tended to be most visible at commercial and savings banks. Commercial and savings banks with too much exposure to the affected asset classes experienced difficulties and sometimes failed. By the late 1990's, however, financial market deregulation and the emergence of other significant investors such as private equity funds, leveraged buyout funds and hedge funds led to a much more complicated and less transparent financial market. In the current subprime mortgage crisis, the uncertainty associated with who holds what securities and the quality of those holdings has led to liquidity and investor confidence crises for a number of investment banks and hedge funds and, to a lesser extent, large commercial banks.

Banks are a reflection of the economy. The continued unraveling of the subprime mortgage crisis will impact the national economy for much of 2008 and, therefore, banks such as yours. Simsbury Bank's success is tied to the success of the businesses, families and individuals in Central Connecticut, particularly in our primary market area. Simsbury Bank manages its assets and liabilities conservatively and with the knowledge that economic cycles will test any unhealthy loan or deposit concentrations. Most of our loans are to businesses, families and individuals in our primary market area. We try to mitigate this geographic concentration risk by having a diverse loan portfolio by loan type and borrower. Half of our over $160 million in loans at year end were conventional home mortgages. One quarter of our loans were consumer loans including home equity loans. Finally, one quarter of our loans were to commercial businesses. Our loan quality at year end continued to be outstanding with no nonaccrual loans and low delinquency rates. However, we have seen some weakening of certain loans. Due principally to the prospects of a weakening economy as well as some of the challenges faced by some of our commercial borrowers, we made a $250,000 addition to our loan loss reserve in the fourth quarter.

On the liability side, our deposits of over $180 million are adequate to fund most of our loan and investment activities. We do not rely on wholesale funding such as brokered CDs. We occasionally borrow from the Federal Home Loan Bank when it offers rates, terms and flexibility better than we can obtain through local deposits. Our deposit mix is advantageous with one-third each in checking, savings and time deposit accounts.

We feel very confident in the strength and diversity of our loan portfolio and our deposit base. We will continue to manage our risks closely as we execute our plans to grow revenues and earnings and thereby enhance shareholder value.

**In Recognition**

In 2007, Simsbury Bank lost two of its most valued alumni. Modesto Brunoli was a founder of the Bank and served as a director until 2003. Charles "Chip" Forgie was the Bank's first Chief Lending Officer. Moe and Chip contributed much to the Bank's success and will be missed by all who had the honor to know and work with them.

Also in 2007, one of our Founding Directors, Jane von Holzhausen, retired from the Board of Directors due to new career demands that required her to relocate to southern Connecticut. We will miss Jane's candor and insights.

**Looking Forward**

We look forward with a confidence rooted in the strength of our people, our capacity and capabilities, and our market area. The current financial market and economic weaknesses create an opportunity for us. We are open for business and seeking to provide the capital and financial strength that our market demands.

We will continue to grow shareholder value by continuing to focus in three areas. First, we will serve our current markets so well that existing customers choose to do more business with us, and those who are not currently customers choose to select us as a banking and investment partner. Second, we will continue to diversify our business by building our business banking and investment services capabilities. This strategy supports our goals of becoming a more important partner to our customers in their financial lives and becoming less dependent on interest rate spread income for our revenue and earnings. Third, we will remain open to and opportunistic with regard to acquisitions as a way to grow.

We appreciate your support and look forward to continuing to help our customers achieve their life goals by being their banking and investment partner of choice.

Sincerely,

Martin J. Geitz
President & Chief Executive Officer

Lincoln S. Young
Chairman of the Board of Directors



**Commemoration of**
**Jane F. von Holzhausen**
**Director**
**1994 to 2007**

The Board of Directors wishes to express its warm gratitude to Ms. von Holzhausen for her thirteen years of faithful service to The Simsbury Bank.

As a founding director, Ms. von Holzhausen was energetic in helping bring our special brand of banking to our community. Her role began during our capital-raising period as she actively reached out to those who would become shareholders and customers, demonstrating her belief in the Bank's mission. As the Bank grew in scope and complexity, Ms. von Holzhausen continued to be a champion of the financial services and advice that we provide to our customers and the community.

Through her many years in real estate sales in the Farmington Valley, Ms. von Holzhausen was in a position to know a great deal about our community's financial needs. As Chairman of the Marketing Committee since the inception of that Committee she brought leadership on many strategic positioning issues.

The Board is very pleased to have elected Ms. von Holzhausen a Director Emeritus in recognition of her steady commitment and dedicated service to the Bank. The directors, officers, employees, shareholders, customers and community thank her for her enthusiasm and important contributions to this Bank and our shared community. Ms. von Holzhausen will remain a valued ambassador of the Bank, committed to the mission she helped create.

## *Selected Financial and Other Data*

| | At 12/31/07 | At 12/31/06 | At 12/31/05 |
|---|---|---|---|
| Balance Sheet Data: | | | |
| Total assets | $210,390,282 | $217,046,550 | $209,544,654 |
| Loans, net | 163,765,440 | 155,512,835 | 145,805,738 |
| Investment securities | 25,501,248 | 38,485,046 | 41,196,740 |
| Federal funds sold and other interest earning deposits | 2,330,187 | 4,944,524 | 6,833,970 |
| Deposits | 186,805,866 | 198,402,158 | 191,115,680 |
| Stockholders' equity | 17,318,059 | 16,119,064 | 15,375,598 |

| | For the Year Ended 12/31/07 | For the Year Ended 12/31/06 | For the Year Ended 12/31/05 |
|---|---|---|---|
| Statement of Income Data: | | | |
| Total interest and dividend income | $11,349,114 | $11,135,620 | $9,759,483 |
| Total interest expense | 3,477,333 | 3,596,887 | 2,126,399 |
| Net interest and dividend income | 7,871,781 | 7,538,733 | 7,633,084 |
| Provision for loan losses | 250,000 | 0 | 30,000 |
| Net interest and dividend income after-provision for loan losses | 7,621,781 | 7,538,733 | 7,603,084 |
| Gains (loss) on loans sold, net | (414) | 3,977 | 61,222 |
| Other noninterest income | 1,593,893 | 1,152,262 | 983,637 |
| Noninterest expense | 7,901,091 | 7,679,952 | 6,128,848 |
| Income tax expense | 174,458 | 298,087 | 845,418 |
| Net income | 1,139,711 | 716,933 | 1,673,677 |
| Earnings per common share | $1.34 | $0.85 | $2.00 |
| Earnings per common share, assuming dilution | $1.33 | $0.84 | $1.96 |
| Other Data: | | | |
| Net interest spread | 3.64% | 3.44% | 3.80% |
| Net interest margin | 4.16% | 3.84% | 4.06% |
| Return on average assets | 0.55% | 0.34% | 0.83% |
| Return on average stockholders' equity | 6.80% | 4.52% | 11.19% |
| Average stockholders' equity to average assets | 8.11% | 7.49% | 7.45% |

**Forward Looking Statements**

When used in this Annual Report or any press release, public announcement or filing, the words "intends," "expects," "plans," "estimates," "projects," "believes," "anticipates" and similar expressions are intended to identify forward-looking statements. The Company (defined below) has made and may continue to make various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 2007. All statements, other than statements of historical facts, are forward-looking statements. The Bank (defined below) cautions that these forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors previously disclosed by the Bank and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of the Bank's products and services; and the extent and timing of legislative and regulatory actions and reforms.

Please do not rely unduly on any forward-looking statement, as such statements speak only as of the date made and the Bank undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

**General**

This discussion is designed to assist you in better understanding the Company's financial condition, results of operations, liquidity and capital resources and any significant changes and trends related thereto. This discussion should be read in conjunction with the Company's financial statements.

SBT Bancorp, Inc. (the "Company") is the holding company for The Simsbury Bank & Trust Company, Inc. (the "Bank"). The Company's only business is its investment in the Bank, which is a community oriented financial institution providing a variety of banking and investment services.

The Bank was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not a member of the Federal Reserve System. The Bank's main office and its corporate offices are located in the town of Simsbury, Connecticut. The Bank has branch offices in the towns of Granby, Avon, Canton and Bloomfield, Connecticut. Simsbury has a population of more than 23,000. The aggregate population for the Bank's market area is 75,000, comprised of approximately 29,000 households. The Bank's customer base consists primarily of individual consumers and small businesses in the Farmington Valley of Connecticut. The Bank has in excess of 20,300 deposit accounts.

The Bank offers a full range of banking services including commercial loans, term real estate loans, construction loans, SBA loans and a variety of consumer loans; checking, savings, certificates of deposit and money market deposit accounts; and travelers' checks, safe deposit and other customary non-deposit banking services. As of December 31, 2007, approximately 74% of the Bank's loans were secured by residential property located in Connecticut. The Bank has two ATMs at its main office and the Bloomfield branch, and one ATM at each of its other branch locations. The ATMs generate activity fees based upon utilization by other banks' customers. The Bank does not have a trust department. The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer Infinex Financial Services.

The deposits decreased by $11.6 million (5.8%) in 2007, compared to $7.3 million in growth during 2006. Total assets are $210 million, a decrease of $6.7 million (3.1%) from the $217 million at year-end 2006. The Bank's loan portfolio grew, increasing by $8.5 million (5.4%) to end the year at $165.7 million. The Bank's loan-to-deposit ratio, an important determinant of net interest income increased to 89% at year-end 2007, compared to 79% at year-end 2006.

Net income of $1,139,711 ($1.34 per common share) for the year ending December 31, 2007 was a 59% increase from the net income of $716,933 ($0.85 per common share) reported for the year ended December 31, 2006

**Results of Operations for the Years Ended December 31, 2007, 2006 and 2005**

*Net Interest Income and Net Interest Margin*

The Bank's earnings depend largely upon the difference between the income received from its loan portfolio and investment securities and the interest paid on its liabilities, mainly interest paid on deposits. This difference is "net interest income." The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest margin is also affected by changes in yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors beyond the Bank's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

Net interest and dividend income, after provision for loan losses which totaled $7,621,781 in 2007, which is an increased by $83,048 from 2006, or 1.1% in 2007. Earning assets have grown from $191 million on December 31, 2005 to over $199 million at December 31, 2006 decreasing to $194 million at December 31, 2007. The Bank's net interest spread and net interest margin increased to 3.64% and 4.16% during 2007 as compared to 3.44% and 3.84% during 2006. This was primarily due to the unusual interest rate environment that was prevalent during the year. This environment was characterized by interest rates that were higher in the short term than they were in the long term. This made it necessary for the Bank to pay more for shorter term time deposits than it would have in a more normal interest rate climate.

The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon for the years ended December 31, 2007, 2006 and 2005.

## NET INTEREST INCOME
**(Dollars in thousands)**

| | For the Year Ended 12/31/07 | | |
|---|---|---|---|
| | Average Balance | (1) Interest | Yield |
| Federal funds sold and overnight deposits | $ 3,812 | $ 201 | 5.23% |
| Investments (1) | 33,092 | 1,598 | 4.83 |
| Mortgage loans | 78,901 | 4,343 | 5.50 |
| Commercial loans | 38,528 | 2,747 | 7.13 |
| Consumer loans | 39,864 | 2,566 | 6.44 |
| Term federal funds sold | 33 | 1 | 3.03 |
| Total loans | 157,326 | 9,657 | 6.14 |
| Total interest-earning assets | $194,230 | 11,456 | 5.90 |
| NOW deposits | $ 27,764 | $ 51 | 0.18% |
| Savings deposits | 57,754 | 546 | 0.95 |
| Time deposits | 65,016 | 2,759 | 4.24 |
| Total interest-bearing deposits | 150,534 | 3,356 | 2.23 |
| Securities sold under agreements to repurchase | 1,529 | 37 | 2.42 |
| Federal Home Loan Bank advances | 1,632 | 85 | 5.21 |
| Total interest-bearing liabilities | $153,695 | $3,478 | 2.26% |
| Net interest income | | $7,978 | |
| Net interest spread | | | 3.64% |
| Net interest margin | | | 4.16% |

| | For the Year Ended 12/31/06 | | |
|---|---|---|---|
| | Average Balance | (1) Interest | Yield |
| Federal funds sold and overnight deposits | $ 4,348 | $ 216 | 4.97% |
| Investments (1) | 43,776 | 1,983 | 4.53 |
| Mortgage loans | 77,038 | 4,174 | 5.42 |
| Commercial loans | 36,727 | 2,594 | 7.06 |
| Consumer loans | 37,920 | 2,296 | 6.05 |
| Term federal funds sold | 137 | 6 | 4.38 |
| Total loans | 151,822 | 9,070 | 5.97 |
| Total interest-earning assets | $199,946 | $11,269 | 5.64% |
| NOW deposits | $ 25,951 | $ 26 | 0.10% |
| Savings deposits | 61,444 | 558 | 0.91 |
| Time deposits | 72,271 | 2,878 | 3.98 |
| Total interest-bearing deposits | 159,666 | 3,462 | 2.17 |
| Securities sold under agreements to repurchase | 1,903 | 41 | 2.15 |
| Federal Home Loan Bank advances | 1,763 | 94 | 5.33 |
| Total interest-bearing liabilities | $163,332 | $3,597 | 2.20% |
| Net interest income | | $ 7,672 | |
| Net interest spread | | | 3.44% |
| Net interest margin | | | 3.84% |

**NET INTEREST INCOME**
**(Dollars in thousands)**

| | For the Year Ended 12/31/05 | | |
|---|---|---|---|
| | Average Balance | (1) Interest | Yield |
| Federal funds sold and overnight deposits | $ 5,267 | $ 169 | 3.21% |
| Investments (1) | 40,636 | 1,628 | 4.01 |
| Mortgage loans | 80,376 | 4,364 | 5.43 |
| Commercial loans | 32,893 | 2,108 | 6.41 |
| Consumer loans | 30,938 | 1,579 | 5.10 |
| Term federal funds sold | 542 | 14 | 2.58 |
| Total loans | 144,749 | 8,065 | 5.57 |
| Total interest-earning assets | $190,652 | $9,862 | 5.17% |
| NOW deposits | $ 26,721 | $ 27 | 0.10% |
| Savings deposits | 73,994 | 597 | 0.81 |
| Time deposits | 51,684 | 1,427 | 2.76 |
| Total interest-bearing deposits | 152,399 | 2,051 | 1.35 |
| Securities sold under agreements to repurchase | 2,007 | 32 | 1.59 |
| Federal Home Loan Bank advances | 1,201 | 44 | 3.66 |
| Total interest-bearing liabilities | $155,607 | $2,127 | 1.37% |
| Net interest income | | $7,735 | |
| Net interest spread | | | 3.80% |
| Net interest margin | | | 4.06% |

(1) On a fully taxable equivalent basis based on a tax rate of 34 %. Interest income on investments includes a fully taxable equivalent adjustment of $106,090 in 2007, $133,000 in 2006 and $103,000 in 2005.

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

| | Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 | | | Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to | | | Increase (Decrease) Due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | (In thousands) | | | | | |
| Interest and dividend income: | | | | | | |
| Federal funds sold and overnight Deposits | $ 12 | $(27) | $ (15) | $ 69 | $(22) | $ 47 |
| Investments | 327 | (617) | (290) | 223 | 132 | 355 |
| Loans | 253 | 334 | 587 | 599 | 406 | 1,005 |
| Total interest-earning assets | 592 | (310) | 282 | 891 | 516 | 1,407 |
| Interest expense: | | | | | | |
| NOW deposits | 23 | 2 | 25 | 0 | (1) | (1) |
| Savings deposits | 26 | (38) | (12) | 111 | (150) | (39) |
| Time deposits | 225 | (344) | (119) | 763 | 688 | 1,451 |
| Total interest-bearing deposits | 274 | (380) | (106) | 874 | 537 | 1,411 |
| Securities sold under agreements to Repurchase | 7 | (11) | (4) | 11 | (2) | 9 |
| FHLB advances | (2) | (7) | (9) | 25 | 25 | 50 |
| Total interest-bearing liabilities | 279 | (398) | (119) | 910 | 560 | 1,470 |
| Net change in interest income | $313 | $88 | $ 401 | $(19) | $(44) | $ (63) |

*Provision for Loan Losses*

Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by the Bank's management ("Management") based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank's portfolio.

Each month the Bank reviews the allowance for loan losses and makes additional provisions to the allowance, as needed. For the year ended December 31, 2007, the allowance was increased by $226,223, net of charge-offs and recoveries. The total allowance for loan losses at December 31, 2007 was $1,924,552 or 1.16% of outstanding loans. This compares with a total allowance for loan losses of $1,698,329 at year-end 2006, which represented 1.08% of outstanding loans. With the exclusion of loans to financial institutions (term federal funds sold), this ratio was 1.18% at year-end 2007 and 1.08% at year-end 2006. During 2007, the Bank charged-off 4 loans for a total of $23,777. During 2006, the Bank charged-off five loans for a total of $21,308. There were no loan recoveries in 2007. The Bank recovered one loan for $104 during 2006. Management believes the allowance for loan losses is adequate.

*Noninterest Income and Noninterest Expense*

The following table sets forth the various components of the Bank's noninterest income and noninterest expense for the years ended December 31, 2007, 2006 and 2005.

NONINTEREST INCOME

| | For Year Ended 12/31/07 | % of Total | For Year Ended 12/31/06 | % of Total | For Year Ended 12/31/05 | % of Total |
|---|---|---|---|---|---|---|
| Service charges on deposit accounts | $ 413,758 | 26.0% | $ 336,664 | 29.1% | $ 313,746 | 30.0% |
| Safe deposit fees | 79,764 | 5.0 | 74,039 | 6.4 | 64,819 | 6.2 |
| Business manager income | 132,339 | 8.3 | 129,232 | 11.2 | 127,157 | 12.2 |
| Loss on loans sold, net | (414) | (0.0) | 3,977 | 0.3 | 61,222 | 5.9 |
| SBT Investment Services, Inc | 210,630 | 13.2 | 165,496 | 14.3 | 83,705 | 8.0 |
| Other income | 757,402 | 47.5 | 446,831 | 38.7 | 394,210 | 37.7 |
| Total | $1,593,479 | 100.0% | $1,156,239 | 100.0% | $1,044,859 | 100.0% |

NONINTEREST EXPENSE

| | For Year Ended 12/31/07 | % of Total | For Year Ended 12/31/06 | % of Total | For Year Ended 12/31/05 | % of Total |
|---|---|---|---|---|---|---|
| Salaries and employee benefits | $4,166,414 | 52.7% | $4,036,284 | 52.6% | $3,114,881 | 50.8% |
| Occupancy expense | 1,115,588 | 14.1 | 1,028,280 | 13.4 | 753,452 | 12.3 |
| Equipment expense | 391,122 | 5.0 | 324,683 | 4.2 | 211,354 | 3.4 |
| Forms and supplies | 417,476 | 5.3 | 209,355 | 2.7 | 163,881 | 2.7 |
| Advertising and promotions | 335,999 | 4.3 | 346,677 | 4.5 | 350,690 | 5.7 |
| Professional fees | 126,826 | 1.6 | 364,181 | 4.7 | 328,850 | 5.4 |
| Insurance | 110,172 | 1.4 | 75,023 | 1.0 | 78,757 | 1.3 |
| Loan expenses | 77,603 | 1.0 | 120,846 | 1.6 | 85,142 | 1.4 |
| Telephone and postage | 130,700 | 1.6 | 147,885 | 1.9 | 138,457 | 2.3 |
| Other expenses | 1,029,191 | 13.0 | 1,026,738 | 13.4 | 903,384 | 14.7 |
| Total | $7,901,092 | 100.0% | $7,679,952 | 100.0% | $6,128,848 | 100.0% |

Noninterest income for the twelve months ended December 31, 2007 was $1,593,478, an increase of over $437,000 from the twelve months ended December 31, 2006. The 2007 increase was due primarily to an increase of $597,465 in cash surrender value of bank owned life insurance and BOLI death benefit income net of a $313,569 loss on sales and write downs of available for sale securities n 2007. Growth in service charges on deposit accounts, other service charges and fees also contributed to the increase. The Bank continued to sell residential mortgage loans with thirty year maturities during 2007 resulting in losses of $414 compared to gains of $3,977 during 2006. The increase in service charges on deposit accounts was primarily due to an increase in overdraft fees collected. The Bank collected approximately $274,000 in these charges during 2007 compared to approximately $214,000 collected during 2006. At December 31, 2007, the Bank had over 20,300 deposit accounts, 100 or 0.50% more than the approximately 20,200 accounts at year-end 2006 and 1,200 or 6% more than the approximately 19,000 accounts at year-end 2005. The increase in other income during 2007 is primarily due to an increase in other fees received related to ATM and point of sales transactions, an increase in income from bank-owned life insurance and an increase in investment services fees and commissions.

During 2007, proceeds from sales of available-for-sale securities amounted to $8,236,450. Gross realized losses on those sales amounted to $85,669. The tax benefit applicable to these gross realized losses amounted to $33,368. In 2007, a write-down of $227,900 was recorded on an available-for-sale security as management had deemed this particular security to be other than temporarily impaired. There were no sales of available-for-sale securities during 2006.

Noninterest expense for the year ended December 31, 2007 was $7,901,092, an increase of $221,140 or 3%, over 2006. Noninterest expense for the year ended December 31, 2006 was $7,679,952. This compares to an increase of 25% from 2005 to 2006 in noninterest expense. The increases in 2007 were primarily related to the addition of our fourth and fifth full-service branches and the Bank's continued efforts to promote itself as the bank of choice in the Farmington Valley of Connecticut. In 2007 other factors in this increase are expenses related to compliance with new regulatory requirements and the formation of a bank holding company. Salaries and employee benefits comprised 53% of total noninterest expense during 2007, as compared to 53% in 2006. Other major categories during 2007 included occupancy expense and equipment expense at approximately 14% and 5%, respectively, advertising and promotions at approximately 4%, and professional fees at approximately 5%. Other major categories in 2006 also included occupancy and equipment expenses at approximately 13% and 4%, respectively. The largest components of other expenses, totaling $1,029,191 in 2007 and $1,026,738 in 2006, consisted of correspondent banking charges and software costs.

## Financial Condition at Years Ended December 31, 2007, 2006 and 2005

The following table sets forth the average balances of each principal category of the Bank's assets, liabilities and capital accounts for the years ended December 31, 2007, 2006 and 2005.

**Distribution of Assets, Liabilities and Stockholders' Equity**
**(Dollars in thousands)**

| | For the Year Ended 12/31/07 | | For the Year Ended 12/31/06 | | For the Year Ended 12/31/05 | |
|---|---|---|---|---|---|---|
| | Average Balance | Percent of Total Assets | Average Balance | Percent of Total Assets | Average Balance | Percent of Total Assets |
| Assets | | | | | | |
| Cash and due from banks | $ 7,604 | 3.7% | $ 6,511 | 3.1% | $ 6,195 | 3.1% |
| Investment securities | 33,092 | 16.0 | 43,776 | 20.7 | 40,636 | 20.2 |
| Federal funds sold and overnight deposits | 3,812 | 1.9 | 4,348 | 2.1 | 5,267 | 2.6 |
| Loans, net | 155,616 | 75.4 | 150,102 | 71.0 | 143,385 | 71.4 |
| Premises and equipment | 1,410 | 0.7 | 1,309 | 0.6 | 570 | 0.3 |
| Accrued interest and other assets | 4,942 | 2.3 | 5,462 | 2.5 | 4,872 | 2.4 |
| Total assets | $206,476 | 100.0% | $211,508 | 100.0% | $200,925 | 100.0% |
| Liabilities and Stockholders' Equity | | | | | | |
| Deposits | | | | | | |
| Demand and NOW deposits | $ 62,955 | 30.5% | $ 57,982 | 27.4% | $ 56,639 | 28.2% |
| Savings deposits | 57,754 | 28.0 | 61,444 | 29.1 | 73,994 | 36.8 |
| Time deposits | 65,016 | 31.5 | 72,271 | 34.1 | 51,684 | 25.7 |
| Total deposits | 185,725 | 90.0 | 191,697 | 90.6 | 182,317 | 90.7 |
| Accrued interest and other liabilities | 3,995 | 1.9 | 3,964 | 1.9 | 3,648 | 1.8 |
| Total liabilities | 189,720 | 91.9 | 195,661 | 92.5 | 185,965 | 92.5 |
| Stockholders' equity: | | | | | | |
| Common stock | 8,576 | 4.2 | 8,555 | 4.1 | 8,397 | 4.2 |
| Retained earnings and other comprehensive income | 8,180 | 3.9 | 7,292 | 3.4 | 6,563 | 3.3 |
| Total stockholders' equity | 16,756 | 8.1 | 15,847 | 7.5 | 14,960 | 7.5 |
| Total liabilities and stockholders' equity | $206,476 | 100.0% | $211,508 | 100.0% | $200,925 | 100.0% |

*Investment Portfolio*

In order to maintain a reserve of readily marketable assets to meet the Bank's liquidity and loan requirements, the Bank purchases United States Treasury securities and other investments. Sales of "federal funds" (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

Securities may be pledged to meet security requirements imposed as a condition for receipt of deposits of public funds and repurchase agreements. At December 31, 2007, the Bank had twelve securities with a carrying value totaling $4,374,960 pledged for such purposes.

As of December 31, 2007, the Bank's investment portfolio consisted of U.S. government and agency securities and preferred stocks, mortgage-backed securities, corporate bonds, municipal securities, and money market mutual funds. The Bank's policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank. The Bank's current policy is to invest only in securities with average maturities of less than ten years.

The following table summarizes the amounts and distribution of the Bank's investment securities held as of December 31, 2007, 2006, and 2005.

**INVESTMENT PORTFOLIO**
**(Dollars in thousands)**

| | December 31, 2007 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | Yield |
| AVAILABLE-FOR-SALE SECURITIES | | | |
| U.S. Government and Agency securities | | | |
| Due within one year | $ 3,000 | $ 2,999 | 4.85% |
| Due after one to five years | 1,500 | 1,503 | 5.53 |
| Total U.S. Government and Agency securities | 4,500 | 4,502 | 5.08 |
| State and Municipal securities | | | |
| Due after one to five years | 2,325 | 2,393 | 5.30 |
| Due after five to ten years | 4,588 | 4,624 | 4.46 |
| Total State and Municipal securities | 6,913 | 7,017 | 4.79 |
| Corporate debt securities | | | |
| Due after one to five years | 475 | 474 | 3.30 |
| Total Corporate debt securities | 475 | 474 | 3.30 |
| Mortgage-backed securities | | | |
| WARM* within one year | - | - | - |
| WARM* after one to five years | 11,636 | 11,625 | 5.02 |
| Total Mortgage-backed securities | 11,636 | 11,625 | 5.02 |
| Preferred stocks | 1,772 | 1,253 | 5.09 |
| Total Available-for-sale securities | $ 25,296 | $ 24,871 | 4.79% |

* - Weighted-Average Remaining Maturity

| | December 31, 2006 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | Yield |
| AVAILABLE-FOR-SALE SECURITIES | | | |
| U.S. Government and Agency securities | | | |
| Due within one year | $ 7,076 | $ 7,016 | 3.45% |
| Due after one to five years | 10,750 | 10,646 | 4.41 |
| Total U.S. Government and Agency securities | 17,826 | 17,662 | 4.03 |
| State and Municipal securities | | | |
| Due after one to five years | 2,261 | 2,261 | 4.31 |
| Due after five to ten years | 1,724 | 1,833 | 5.43 |
| Total State and Municipal securities | 3,985 | 4,094 | 4.79 |
| Corporate debt securities | | | |
| Due after one to five years | 475 | 465 | 3.30 |
| Total Corporate debt securities | 475 | 465 | 3.30 |
| Mortgage-backed securities | | | |
| WARM* within one year | 7,851 | 7,698 | 4.63 |
| WARM* after one to five years | 6,261 | 6,142 | 4.67 |
| Total Mortgage-backed securities | 14,112 | 13,840 | 4.65 |
| Preferred stocks | 2,000 | 1,756 | 4.18 |
| Total Available-for-sale securities | $ 38,398 | $ 37,817 | 4.29% |

* - Weighted-Average Remaining Maturity

**INVESTMENT PORTFOLIO**
**(Dollars in thousands)**

| | December 31, 2005 | | |
|---|---|---|---|
| | Amortized Cost | Fair Value | Yield |
| AVAILABLE-FOR-SALE SECURITIES | | | |
| U.S. Government and Agency securities | | | |
| Due within one year | $ 4,500 | $ 4,431 | 2.65% |
| Due after one to five years | 13,326 | 13,048 | 3.62 |
| Total U.S. Government and Agency securities | 17,826 | 17,479 | 3.38 |
| State and Municipal securities | | | |
| Due after one to five years | 1,000 | 998 | 2.80 |
| Due after five to ten years | 1,937 | 1,950 | 4.14 |
| Due after ten years | 1,321 | 1,949 | 5.38 |
| Total State and Municipal securities | 232 | 250 | 5.60 |
| Corporate debt securities | 4,990 | 5,147 | 4.39 |
| Due within one year | | | |
| Due after one to five years | 475 | 459 | 3.30 |
| Total Corporate debt securities | 475 | 459 | 3.30 |
| Mortgage-backed securities | | | |
| WARM* within one year | 3,977 | 3,944 | 4.96 |
| WARM* after one to five years | 11,846 | 11,522 | 4.46 |
| WARM* after five to ten years | 26 | 25 | 6.30 |
| Total Mortgage-backed securities | 15,849 | 15,491 | 4.59 |
| Preferred stocks | 2,000 | 1,655 | 2.84 |
| Total Available-for-sale securities | $41,140 | $40,231 | 4.22% |

* - Weighted-Average Remaining Maturity

*Loan Portfolio*

General The following table presents the Bank's loan portfolio as of December 31, 2007, 2006 and 2005.

**LOAN PORTFOLIO**
**(Dollars in thousands)**

| | December 31, 2007 | | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Balance | % Total Loans | Balance | % Total Loans | Balance | % Total Loans |
| Commercial, financial and agricultural * | $ 16,585 | 10.0% | $ 10,947 | 7.0% | $ 11,386 | 7.7% |
| Real estate – construction and land development | 10,756 | 6.5 | 11,113 | 7.1 | 9,037 | 6.1 |
| Real estate – residential | 113,629 | 68.7 | 105,375 | 67.7 | 96,459 | 65.5 |
| Real estate – commercial | 15,135 | 9.1 | 15,974 | 10.2 | 16,101 | 10.9 |
| Municipal | 1,916 | 1.2 | 987 | 0.6 | 987 | 0.7 |
| Consumer | 7,427 | 4.5 | 11,582 | 7.4 | 13,381 | 9.1 |
| Total loans | 165,448 | 100.0% | 155,978 | 100.0% | 147,351 | 100.0% |
| Allowance for loan losses | (1,925) | | (1,698) | | (1,720) | |
| Deferred costs, net | 242 | | 233 | | 175 | |
| Net Loans | $163,765 | | $15[illegible],513 | | $145,806 | |

* - Includes Term Federal funds sold of $3,000,000 at 12/31/2007, $0 at 12/31/2006 and $2,[illegible]00,000 at 12/31/2005.

The Bank's commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans" which are loans with maturities normally ranging from one to twenty-five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for fixed or floating interest rates, with monthly payments of both principal and interest.

The Bank's construction loans are primarily interim loans made to finance the construction of commercial and single family residential property. These loans are typically short-term. The Bank generally pre-qualifies construction loan borrowers for permanent "take-out" financing as a condition to making the construction loan. The Bank occasionally will make loans for speculative housing construction or for acquisition and development of raw land.

The Bank's other real estate loans consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank's policy to restrict real estate loans without credit enhancement to no more than 80% of the lower of the appraised value or the purchase price of the property depending on the type of property and its utilization. The Bank offers both fixed and floating rate loans. Maturities on such loans typically range from five to twenty years. However, Small Business Administration ("SBA") and certain other real estate loans easily sold in the secondary market are made for longer maturities. The Bank has been designated an approved SBA lender. The Bank's SBA loans are categorized as commercial or real estate - commercial depending on the underlying collateral. Also, the Bank has been approved as an originator of loans that can be sold to the Federal Home Loan Mortgage Corporation.

The Bank has entered into an agreement with Resource Mortgage Solutions, a division of NetBank ("RMS"), to sell mortgage loans originated by the Bank to RMS. During the year ended December 31, 2007, the Bank sold one loan with total principal balance of $ $268,000 to RMS resulting in a total net loss of $(414) for the Bank. During the year ended December 31, 2006, the Bank sold four loans with total principal balances of $598,000 to RMS resulting in total net gains of $3,977 for the Bank.

Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Bank's consumer loans are secured by the personal property being purchased.

With certain exceptions, the Bank is permitted under applicable law to make related extensions of credit to any one borrowing entity up to 15% of the Bank's capital and reserves. An additional 10% is allowable if the credit is fully secured by qualified collateral. The Bank sells participations in its loans when necessary to stay within lending limits. As of December 31, 2007, these lending limits for the Bank were $2,815,875 and $4,693,125, respectively.

Loan Concentrations The Bank does not have any significant concentrations in its loan portfolio by industry or group of industries. As of December 31, 2007, approximately 74% of the Bank's loans were secured by residential property located in Connecticut. As of December 31, 2006, 75% of the Bank's loans were secured by such property.

Loan Portfolio Maturities and Interest Rate Sensitivity The following table summarizes the maturities and interest rate sensitivity of the Bank's loan portfolio.

**MATURITIES AND RATE SENSITIVITY OF LOANS**
**As of December 31, 2007**
**(In thousands)**

| | One Year Or Less | Over One but less than Five Years | Over Five Years | Total |
|---|---|---|---|---|
| Commercial, financial and agricultural | $ 6,624 | $ 9,863 | $98 | $ 16,585 |
| Real Estate - construction and land development | 10,756 | - | - | 10,756 |
| Real Estate – residential | 23,520 | 25,023 | $ 65,086 | 113,629 |
| Real Estate – commercial | 14,649 | 324 | 162 | 15,135 |
| Municipal | 1,916 | - | - | 1,916 |
| Consumer | 3,028 | 4,399 | - | 7,427 |
| Total loans | $ 60,493 | $ 39,609 | $ 65,346 | $165,448 |
| Loans with fixed interest rates | $ 12,114 | $ 33,169 | $ 51,338 | $96,621 |
| Loans with variable interest rates | 48,379 | 6,439 | 14,009 | 68,827 |
| Total loans | $ 60,493 | $ 39,608 | $ 65,347 | $165,448 |

The following table sets forth at December 31, 2007, 2006 and 2005 the Bank's loan commitments, standby letters of credit and unadvanced portions of loans.

**LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT**
**(Dollars in thousands)**

| | 12/31/07 | 12/31/06 | 12/31/05 |
|---|---|---|---|
| Commitments to originate loans | $ 2,222 | $ 3 521 | $ 1,545 |
| Standby letters of credit | 557 | 428 | 358 |
| Unadvanced portion of loans | | | |
| Construction | 8,480 | 6 698 | 5,270 |
| Commercial lines of credit | 6,801 | 6 380 | 6,654 |
| Residential real estate | - | - | - |
| Consumer | 730 | 780 | 877 |
| Home equity lines of credit | 22,721 | 22 898 | 20,116 |
| Total | $ 41,511 | $ 40 705 | $ 34,820 |

Non-Performing Assets Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed "non-performing" and are placed on a nonaccrual status, unless the loan is well collateralized and in the process of collection. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. The Bank had one nonaccrual loan with a balance of approximately $5,328 as of December 31, 2007. The Bank had one nonaccrual loan with a balance of approximately $78,000 as of December 31, 2006. The Bank had one nonaccrual loan with a balance of approximately $32,500 as of December 31, 2005. As of December 31, 2007 the bank had one loan with a balance of approximately $973 that was more than 90 days past due and still accruing interest. The Bank had no loans more than 90 days past due and still accruing interest as of December 31, 2006 or 2005.

When appropriate or necessary to protect the Bank's interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner by the Bank will be known as "other real estate owned" ("OREO"), and will be carried on the books of the Bank as an asset, at the lesser of the Bank's recorded investment or the fair value less estimated costs to sell. As of December 31, 2007, 2006 and 2005, there was no OREO held by the Bank.

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Bank requires that most loans be approved by at least two officers, one of whom must be an executive officer. Commercial loans greater than $100,000 as well as other loans in certain circumstances must be approved by the Loan Committee of the Company's Board of Directors.

The Bank also maintains a program of annual review of certain new and renewed loans by an outside loan review consultant. Loans are graded from "pass" to "loss," depending on credit quality, with "pass" representing loans that are fully satisfactory as additions to the Bank's portfolio. These are loans which involve a degree of risk that is not unwarranted given the favorable aspects of the credit and which exhibit both primary and secondary sources of repayment. Classified loans identified in the review process are added to the Bank's Internal Watchlist and an additional allowance for loan losses is established for such loans if appropriate. Additionally, the Bank is examined regularly by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking at which time a further review of the loan portfolio is conducted.

There were twenty-four classified loans with a combined outstanding balance of $4,157,400 as of December 31, 2007 and eighteen classified loans with a combined outstanding balance of $2,168,600 as of December 31, 2006.

*Allowance for Loan Losses*

The Bank maintains an allowance for loan losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans that are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of the Bank's internal loan review, any external loan review, any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower's ability to repay, and present and prospective economic conditions.

The following table summarizes the Bank's loan loss experience, transactions in the allowance for loan losses and certain prominent ratios at or for the years ended December 31, 2007, 2006 and 2005.

**ALLOWANCE FOR LOAN LOSSES**
**(Dollars in thousands)**

| | At or For the Year Ended 12/31/07 | At or For the Year Ended 12/31/06 | At or For the Year Ended 12/31/05 |
|---|---|---|---|
| ALLOWANCE FOR LOAN LOSSES | | | |
| Balance at beginning of period | $ 1,698 | $ 1,720 | $ 1,702 |
| Total charge-offs | (24) | (22) | (12) |
| Total recoveries | - | - | - |
| Net loans (charged-off) recovered | (24) | (22) | (12) |
| Provision for loan losses | 250 | - | 30 |
| Balance at end of period | $ 1,924 | $ 1,698 | $ 1,720 |
| BALANCES | | | |
| Average total loans | $157,326 | $151,822 | $144,749 |
| Total loans at end of period | 165,448 | 156,978 | 147,351 |
| RATIOS | | | |
| Allowance for loan losses to average loans | 1.22% | 1.12% | 1.19% |
| Allowance for loan losses to loans at end of period | 1.16 | 1.08 | 1.17 |

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at December 31, 2007, 2006 and 2005.

**ALLOCATION OF ALLOWANCE FOR LOAN LOSSES**
**(Dollars in thousands)**

| | December 31, 2007 | | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Allocation of Allowance | % of Loans by Category | Allocation of Allowance | % of Loans by Category | Allocation of Allowance | % of Loans by Category |
| Real estate - residential | $ 563 | 68.7% | $ 464 | 67.7% | $ 418 | 65.5% |
| Real estate - commercial | 316 | 9.1 | 465 | 10.2 | 455 | 10.9 |
| Real estate – construction and land development | 464 | 6.5 | 212 | 7.1 | 208 | 6.1 |
| Commercial, financial and agricultural | 363 | 10.0 | 331 | 7.0 | 370 | 7.7 |
| Municipal | 31 | 1.2 | 9 | 0.6 | 9 | 0.7 |
| Consumer | 188 | 4.5 | 217 | 7.4 | 260 | 9.1 |
| Total | $1,925 | 100.0% | $1,698 | 100.0% | $1,720 | 100.0% |

*Deposits*

Deposits are the Bank's primary source of funds. At December 31, 2007, the Bank had a deposit mix of 37% checking, 29% savings and 34% certificates. Twenty two percent of the total deposits of $186.8 million were noninterest bearing at December 31, 2007. At December 31, 2006, the Bank had a deposit mix of 34% checking, 28% savings and 38% certificates. Twenty percent of the total deposits of $198.4 million were noninterest bearing at December 31, 2006. At December 31, 2007, $7,499,000 of the Bank s deposits were from public sources. At December 31, 2006, $7,142,000 of the Bank's deposits were from public sources. The Bank's net interest income is enhanced by its percentage of noninterest bearing deposits.

The Bank's deposits are obtained from a cross-section of the communities it serves. No material portion of the Bank's deposits has been obtained from or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. As of December 31, 2007 and 2006, the Bank had no brokered funds on deposit.

The Bank is not dependent upon funds from sources outside the United States and has not made loans to any foreign entities.

The following table summarizes the distribution of average deposits and the average annualized rates paid for the years ended December 31, 2007 2006 and 2005.

**AVERAGE DEPOSITS**
**(Dollars in thousands)**

| | For the Year Ended December 31, 2007 | | For the Year Ended December 31, 2006 | | For the Year Ended December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| Demand deposits | $ 35,189 | 0.00% | $ 32,031 | 0.0 )% | $ 29,918 | 0.00% |
| NOW deposits | 27,764 | 0.18 | 25,951 | 0.1 ) | 26,721 | 0.10 |
| Savings deposits | 57,754 | 0.94 | 61,444 | 0.91 | 73,994 | 0.81 |
| Time deposits | 64,999 | 4.24 | 72,271 | 3.9 ) | 51,684 | 2.76 |
| Total average deposits | $185,706 | 1.81% | $191,697 | 1.8 % | $182,317 | 1.12% |

The following table indicates the maturity schedule for the Bank's time deposits of $100,000 or more as of December 31, 2007, 2006 and 2005.

**SCHEDULED MATURITY OF TIME DEPOSITS OF $100,000 OR MORE**
**(Dollars in thousands)**

| | December 31, 2007 | | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Balance | % of Total | Balance | % of Total | Balance | % of Total |
| Three months or less | $9,723 | 47.4% | $15,322 | 60.5% | $ 7,521 | 35.0% |
| Over three through six months | 6,474 | 31.5 | 6,036 | 23.9 | 5,498 | 25.6 |
| Over six through twelve months | 2,938 | 14.3 | 1,998 | 7.9 | 5,236 | 24.4 |
| Over twelve months | 1,388 | 6.8 | 1,948 | 7.7 | 3,228 | 15.0 |
| Total Time Deposits | $20,523 | 100.0% | $25,304 | 100.0% | $21,483 | 100.0% |

*Liquidity and Asset-Liability Management*

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities. One method banks utilize for acquiring additional liabilities is through the acceptance of "brokered deposits" (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. The Bank, however, has not accepted and does not anticipate accepting "brokered deposits" in the future.

To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, federal funds sold, and available-for-sale securities. As of December 31, 2007, the Bank's liquidity ratio was 22%, defined as the sum of $2.3 million in federal funds sold, $24.9 million in available-for-sale securities at fair value, and $13.4 million in cash and due from banks and interest-bearing deposits at the Federal Home Loan Bank, as a percentage of deposits. As of December 31, 2006, the Bank's liquidity ratio was 27%, defined as the sum of $4.9 million in federal funds sold, $37.8 million in available-for-sale securities at fair value, and $10.9 million in cash and due from banks and interest bearing deposits at the Federal Home Loan Bank, as a percentage of deposits.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, Management takes into account rates and maturities to be offered in connection with its time deposits and by offering variable rate loans. The Bank has generally been able to control its exposure to changing interest rates by maintaining shorter-term investments and offering floating interest rate loans and a majority of its time deposits at relatively short maturities.

The table below sets forth the interest rate sensitivity of the Bank's interest-sensitive assets and interest-sensitive liabilities as of December 31, 2007, 2006 and 2005, using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

**INTEREST RATE SENSITIVITY**
**(Dollars in thousands)**

| | December 31, 2007 | | | | |
|---|---|---|---|---|---|
| | Due Within Three Months | Due in Three to Twelve Months | Due After One Year to Five Years | Due After Five Years | Total |
| Rate sensitive assets | | | | | |
| Federal funds sold and overnight deposits | $ 5,300 | - | - | - | $ 5,300 |
| Available-for-sale securities | 3,728 | $ 524 | $ 15,995 | $ 4,624 | 24,871 |
| Total loans | 56,231 | 4,263 | 39,608 | 65,346 | 165,448 |
| Total | $ 65,259 | $ 4,787 | $ 55,603 | $69,970 | $195,619 |
| Rate sensitive liabilities | | | | | |
| NOW deposits | $ 1,311 | - | - | $ 24,905 | $ 26,216 |
| Savings deposits | 29,988 | - | - | 24,241 | 54,229 |
| Time deposits | 25,118 | $ 32,840 | $ 5,201 | 7 | 63,166 |
| Securities sold under agreements to repurchase | 2,000 | - | - | - | 2,000 |
| Total | $ 58,417 | $ 32,840 | $ 5,201 | $ 49,153 | $145,611 |
| Interest rate sensitivity gap | $ 6,842 | $ (28,053) | $ 50,402 | $ 20,818 | $50,009 |
| Cumulative gap | $ 6,842 | $(21,211) | $ 29,191 | $ 50,009 | |
| Cumulative gap ratio to total assets | 3% | (10)% | 13% | 23% | |

**INTEREST RATE SENSITIVITY**
**(Dollars in thousands)**

| | December 31, 2006 | | | | |
|---|---|---|---|---|---|
| | Due Within Three Months | Due in Three to Twelve Months | Due After One Year to Five Years | Due After Five Years | Total |
| Rate sensitive assets | | | | | |
| Federal funds sold and overnight deposits | $ 4,875 | - | - | - | $ 4,875 |
| Available-for-sale securities | 3,001 | $ 13,469 | $ 19,514 | $ 1,833 | 37,817 |
| Total loans | 54,835 | 6,512 | 31,140 | 64,491 | 156,978 |
| Total | $ 62,711 | $ 19,981 | $ 50,654 | $ 66,324 | $199,670 |
| Rate sensitive liabilities | | | | | |
| NOW deposits | $ 1,458 | - | - | $ 27,701 | $ 29,159 |
| Savings deposits | 32,641 | - | - | 23,235 | 55,876 |
| Time deposits | 40,294 | $ 26,336 | $ 7,945 | - | 74,575 |
| Securities sold under agreements to repurchase | 1,628 | - | - | - | 1,628 |
| Total | $ 76,021 | $ 26,336 | $ 7,945 | $ 50,936 | $161,238 |
| Interest rate sensitivity gap | $ (13,310) | $ (6,355) | $ 42,709 | $ 15,388 | $ 38,432 |
| Cumulative gap | $ (13,310) | $(19,665) | $ 23,044 | $ 38,432 | |
| Cumulative gap ratio to total assets | (6)% | (9)% | 11% | 18% | |

| | December 31, 2005 | | | | |
|---|---|---|---|---|---|
| | Due Within Three Months | Due in Three to Twelve Months | Due After One Year to Five Years | Due After Five Years | Total |
| Rate sensitive assets | | | | | |
| Federal funds sold and overnight deposits | $ 6,767 | - | - | - | $ 6,767 |
| Available-for-sale securities | 1,656 | $ 9,372 | $ 26,979 | $ 2,224 | 40,231 |
| Total Loans | 52,274 | 6,208 | 30,367 | 58,502 | 147,351 |
| Total | $ 60,697 | $ 15,580 | $ 57,346 | $ 60,726 | $194,349 |
| Rate sensitive liabilities | | | | | |
| NOW deposits | $ 1,277 | - | - | $ 24,266 | $ 25,543 |
| Savings deposits | 40,692 | - | - | 26,243 | 66,935 |
| Time deposits | 15,539 | $ 31,803 | $ 15,221 | - | 62,563 |
| Securities sold under agreements to repurchase | 2,313 | - | - | - | 2,313 |
| Total | $ 59,821 | $ 31,803 | $ 15,221 | $ 50,509 | $157,354 |
| Interest rate sensitivity gap | $ 876 | $(16,223) | $ 42,125 | $ 10,217 | $ 36,995 |
| Cumulative gap | $ 876 | $(15,347) | $ 26,778 | $ 36,995 | |
| Cumulative gap ratio to total assets | 0% | (7)% | 13% | 18% | |

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank's interest rate sensitivity position. To supplement traditional gap analysis, the Bank performs simulation modeling to estimate the potential effects of changing interest rates. This process allows the Bank to explore complex relationships among repricing assets and liabilities over time in various interest rate environments.

The Company's Executive Committee meets at least quarterly to monitor the Bank's investments, liquidity needs and oversee its asset-liability management. Between meetings of the Executive Committee, Management oversees the Bank's liquidity.

*Capital Reserve*

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") defines specific capital categories based upon an institution's capital ratios. The capital categories, in declining order, are: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized. Under FDICIA and the FDIC's prompt corrective action rules, the FDIC may take any one or more of the following actions against an undercapitalized bank: restrict dividends and management fees, restrict asset growth and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is significantly undercapitalized, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks and restrict compensation to any senior executive officer. When a bank becomes critically undercapitalized, (i.e., the ratio of tangible equity to total assets is equal to or less than 2%), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains critically undercapitalized during the calendar quarter beginning 270 days after the date on which the bank became critically undercapitalized.

To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 capital to risk-weighted assets ratio of at least 4% and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8%. As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions that Management believes have changed the Bank's category.

At December 31, 2007, 2006 and 2005, the Bank's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as defined in the regulations issued by the FDIC.

**CAPITAL RATIOS**

| | Actual 12/31/07 | Actual 12/31/06 | Actual 12/31/05 | Minimum Regulatory Requirements | Well-Capitalized |
|---|---|---|---|---|---|
| Bank: | | | | | |
| Total capital (to risk weighted assets) | 13.48% | 12.75% | 13.66% | 8.00% | 10.00% |
| Tier 1 capital (to risk weighted assets) | 12.23% | 11.50% | 12.41% | 4.00% | 6.00% |
| Tier 1 capital (to average assets) | 8.21% | 7.31% | 7.61% | 4.00% | 5.00% |

## Inflation

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities that may move in concert with inflation both as to interest rates and value. This is especially true for companies, such as the Bank, with a high percentage of interest rate sensitive assets and liabilities. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity position. The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity position in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital.

Financial institutions are also affected by inflation's impact on non-interest expenses, such as salaries and occupancy expenses. During the period 1992 through 2007 inflation has remained relatively stable, due primarily to continuous management of the money supplied by the Federal Reserve. Based on the Bank's interest rate sensitivity position at year-end 2007, the Bank benefits in the short term from rising interest rates and is adversely impacted by falling interest rates. As such, indirectly, the management of the money supply by the Federal Reserve to control the rate of inflation may have an impact on the earnings of the Bank. Also, the changes in interest rates may have a corresponding impact on the ability of borrowers to repay loans with the Bank.

**Sarbanes-Oxley Act of 2002**

The Company has initiatives in place to ensure compliance with the Sarbanes-Oxley Act of 2002. The Company has an Internal Compliance Committee that is responsible for the monitoring of and compliance with all federal regulations. This committee reports to the Audit and Compliance Committee of the Board of Directors.

**Evaluation of Disclosure Control Procedures**

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007 and have concluded that, as of that date, the Company's disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis. This conclusion is based on the above-referenced officers' evaluation of such controls and procedures within 90 days of the date of this Form 10-KSB.

**Changes in Internal Controls**

There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect the Company's internal controls during the fiscal year ended December 31, 2007.

**Options Outstanding**

The following table sets forth the securities authorized for issuance under equity compensation plans.

| | Number of securities to be issued upon exercise of outstanding options (a) | Weighted-average exercise price of outstanding options (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 69,208 | $27.21 | 6,931 |
| Equity compensation plans not approved by security holders | 0 | 0 | 0 |
| Total | 69,208 | $27.21 | 6,931 |

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
SBT Bancorp, Inc.
Simsbury, Connecticut

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of SBT Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBT Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 27, 2008

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

## SBT BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED BALANCE SHEETS

### December 31, 2007 and 2006

| ASSETS | 2007 | 2006 |
|---|---|---|
| Cash and due from banks | $ 13,423,626 | $ 10,861,262 |
| Interest-bearing deposits with the Federal Home Loan Bank | 25,982 | 17,807 |
| Money market mutual funds | 4,205 | 51,717 |
| Federal funds sold | 2,300,000 | 4,875,000 |
| Cash and cash equivalents | 15,753,813 | 15,805,786 |
| Investments in available-for-sale securities (at fair value) | 24,870,548 | 37,817,246 |
| Federal Home Loan Bank stock, at cost | 630,700 | 667,800 |
| Loans held-for-sale | | 268,000 |
| | | |
| Loans | 165,689,992 | 157,211,164 |
| Less allowance for loan losses | 1,924,552 | 1,698,329 |
| Loans, net | 163,765,440 | 155,512,835 |
| | | |
| Premises and equipment | 1,222,955 | 1,551,960 |
| Accrued interest receivable | 808,430 | 894,999 |
| Bank owned life insurance | 1,818,081 | 2,827,460 |
| Other assets | 1,520,315 | 1,700,464 |
| Total assets | $210,390,282 | $217,046,550 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Deposits: | | |
| Demand deposits | $ 40,195,563 | $ 38,791,256 |
| Savings and NOW deposits | 83,444,482 | 85,035,535 |
| Time deposits | 63,165,821 | 74,575,367 |
| Total deposits | 186,805,866 | 198,402,158 |
| Federal Home Loan Bank advances | 2,000,000 | |
| Securities sold under agreements to repurchase | 1,363,033 | 1,627,896 |
| Due to broker | 1,433,223 | |
| Other liabilities | 1,470,101 | 897,432 |
| Total liabilities | 193,072,223 | 200,927,486 |
| Stockholders' equity: | | |
| Common stock, no par value; authorized 2,000,000 shares; issued and outstanding 850,896 shares in 2007 and 841,991 shares in 2006 | 8,975,051 | 8,636,380 |
| Retained earnings | 8,602,875 | 7,837,022 |
| Accumulated other comprehensive loss | (259,867) | (354,338) |
| Total stockholders' equity | 17,318,059 | 16,119,064 |
| Total liabilities and stockholders' equity | $210,390,282 | $217,046,550 |

The accompanying notes are an integral part of these consolidated financial statements.

# SBT BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF INCOME

### Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Interest and dividend income: | | |
| Interest and fees on loans | $ 9,656,912 | $ 9,068,964 |
| Interest on debt securities: | | |
| Taxable | 1,191,681 | 1,558,164 |
| Tax-exempt | 205,940 | 208,591 |
| Dividends | 94,034 | 83,544 |
| Other interest | 200,547 | 216,357 |
| Total interest and dividend income | 11,349,114 | 11,135,620 |
| Interest expense: | | |
| Interest on deposits | 3,355,094 | 3,462,049 |
| Interest on Federal Home Loan Bank advances | 85,312 | 93,619 |
| Interest on securities sold under agreements to repurchase | 36,927 | 41,219 |
| Total interest expense | 3,477,333 | 3,596,887 |
| Net interest and dividend income | 7,871,781 | 7,538,733 |
| Provision for loan losses | 250,000 | |
| Net interest and dividend income after provision for loan losses | 7,621,781 | 7,538,733 |
| Noninterest income: | | |
| Service charges on deposit accounts | 413,758 | 336,664 |
| Losses on sales and write-down of available-for-sale securities | (313,569) | |
| Investment services fees and commissions | 210,631 | 165,496 |
| Other service charges and fees | 525,625 | 486,458 |
| Increase in cash surrender value of life insurance policies | 114,772 | 130,656 |
| BOLI death benefit income | 613,349 | |
| (Loss) gain on loans sold, net | (414) | 3,977 |
| Other income | 29,327 | 32,988 |
| Total noninterest income | 1,593,479 | 1,156,239 |
| Noninterest expense: | | |
| Salaries and employee benefits | 4,166,414 | 4,036,284 |
| Occupancy expense | 1,115,588 | 1,028,280 |
| Equipment expense | 391,122 | 324,683 |
| Professional fees | 417,476 | 364,181 |
| Advertising and promotions | 335,999 | 346,677 |
| Forms and supplies | 126,826 | 209,355 |
| Correspondent charges | 187,484 | 196,001 |
| Postage | 92,744 | 102,850 |
| Directors' fees | 140,500 | 129,335 |
| Other expense | 926,938 | 942,306 |
| Total noninterest expense | 7,901,091 | 7,679,952 |
| Income before income tax expense | 1,314,169 | 1,015,020 |
| Income tax expense | 174,458 | 298,087 |
| Net income | $ 1,139,711 | $ 716,933 |
| Earnings per common share | $ 1.34 | $ .85 |
| Earnings per common share, assuming dilution | $ 1.33 | $ .84 |

The accompanying notes are an integral part of these consolidated financial statements.

## SBT BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### Years Ended December 31, 2007 and 2006

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|
| Balance, December 31, 2005 | $8,456,690 | $7,473,542 | $(554,634) | $15,375,598 |
| Comprehensive income: | | | | |
| Net income | | 716,933 | | |
| Net change in unrealized holding loss on available-for-sale securities, net of tax effect | | | 200,296 | |
| Comprehensive income | | | | 917,229 |
| 3,463 shares issued on stock options exercised | 55,880 | | | 55,880 |
| Stock based compensation | 123,810 | | | 123,810 |
| Dividends declared ($.42 per share) | | (353,453) | | (353,453) |
| Balance, December 31, 2006 | 8,636,380 | 7,837,022 | (354,338) | 16,119,064 |
| Comprehensive income: | | | | |
| Net income | | 1,139,711 | | |
| Net change in unrealized holding loss on available-for-sale securities, net of tax effect | | | 94,471 | |
| Comprehensive income | | | | 1,234,182 |
| 8,905 shares issued on stock options exercised | 122,657 | | | 122,657 |
| Tax benefit on stock options exercised | 82,847 | | | 82,847 |
| Stock based compensation | 133,167 | | | 133,167 |
| Dividends declared ($.44 per share) | | (373,858) | | (373,858) |
| Balance, December 31, 2007 | $8,975,051 | $8,602,875 | $(259,867) | $17,318,059 |

Reclassification disclosure for the years ended December 31:

| | 2007 | 2006 |
|---|---|---|
| Net unrealized holding (losses) gains on available-for-sale securities | $(158,826) | $328,087 |
| Reclassification adjustment for realized losses in net income | 313,569 | |
| Other comprehensive income before income tax effect | 154,743 | 328,087 |
| Income tax expense | (60,272) | (127,791) |
| Other comprehensive income, net of tax | $ 94,471 | $200,296 |

Accumulated other comprehensive loss as of December 31, 2007 and 2006 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

# SBT BANCORP, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,139,711 | $ 716,933 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization of securities, net | 5,607 | 21,059 |
| Loss on sales and write-down of available for sale securities | 313,569 | |
| Change in deferred loan costs, net | (8,919) | (58,262) |
| Provision for loan loss | 250,000 | |
| Decrease (increase) in loans held-for-sale | 268,000 | (268,000) |
| Depreciation and amortization | 356,731 | 314,817 |
| Decrease in other assets | 261,809 | 117,937 |
| Decrease (increase) in interest receivable | 86,569 | (101,511) |
| Decrease (increase) in taxes receivable | 187,616 | (70,880) |
| Increase in cash surrender value of bank owned life insurance | (114,772) | (130,656) |
| BOLI death benefit income | (613,349) | |
| Stock based compensation | 133,167 | 123,810 |
| Increase in other liabilities | 357,223 | 144,587 |
| Increase in interest payable | 215,446 | 12,301 |
| Deferred tax (benefit) expense | (252,771) | 12,966 |
| Net cash provided by operating activities | 2,585,637 | 835,101 |
| Cash flows from investing activities: | | |
| Purchases of available-for-sale securities | (5,576,817) | (6,915,828) |
| Proceeds from maturities of available-for-sale securities | 11,555,855 | 9,636,750 |
| Proceeds from sales of securities | 8,236,450 | |
| Redemption of Federal Home Loan Bank stock | 69,000 | 297,800 |
| Purchase of Federal Home Loan Bank stock | (31,900) | |
| Loan originations and principal collections, net | (6,243,686) | (5,085,846) |
| Loan purchases | (2,250,000) | (4,563,093) |
| Recoveries of previously charged off loans | | 104 |
| Capital expenditures | (21,656) | (870,749) |
| Redemption of life insurance policies | 1,752,937 | |
| Premiums paid on life insurance policy | (15,437) | (15,437) |
| Net cash provided by (used in) investing activities | 7,474,746 | (7,516,299) |
| Cash flows from financing activities: | | |
| Net decrease in demand deposits, NOW and savings accounts | (186,746) | (4,725,761) |
| Net (decrease) increase in time deposits | (11,409,546) | 12,012,239 |
| Net change in short term advances from the Federal Home Loan Bank | 2,000,000 | |
| Net decrease in securities sold under agreements to repurchase | (264,863) | (684,936) |
| Proceeds from exercise of stock options | 122,657 | 55,880 |
| Dividends paid | (373,858) | (353,453) |
| Net cash (used in) provided by financing activities | (10,112,356) | 6,303,969 |
| Net decrease in cash and cash equivalents | (51,973) | (377,229) |
| Cash and cash equivalents at beginning of year | 15,805,786 | 16,183,015 |
| Cash and cash equivalents at end of year | $15,753,813 | $15,805,786 |

| Supplemental disclosures: | 2007 | 2006 |
|---|---|---|
| Interest paid | $ 3,261,887 | $ 3,584,586 |
| Income taxes paid | 239,613 | 356,001 |

## NOTE 1 - NATURE OF OPERATIONS

On March 2, 2006, The Simsbury Bank & Trust Company, Inc. (the "Bank") reorganized into a holding company structure. As a result, the Bank became a wholly-owned subsidiary of SBT Bancorp, Inc. (the "Company") and each outstanding share of common stock of the Bank was converted into the right to receive one share of the common stock, no par value, of the Company. The Company files reports with the Securities and Exchange Commission and is supervised by the Board of Governors of the Federal Reserve System.

The Bank is a state chartered bank which was incorporated on April 28, 1992 and is headquartered in Simsbury, Connecticut. The Bank commenced operations on March 31, 1995 engaging principally in the business of attracting deposits from the general public and investing those deposits in securities, residential and commercial real estate, consumer and small business loans.

## NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

### USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary the Bank and the Bank's wholly-owned subsidiary, SBT Investment Services, Inc. SBT Investment Services, Inc. was established solely for the purpose of providing investment products, financial advice and services to its clients and the community. All significant intercompany accounts and transactions have been eliminated in the consolidation.

### CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, Federal Home Loan Bank interest-bearing demand and overnight deposits, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2007 and 2006 includes $2,676,000 and $2,446,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- -- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.
- -- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.
- -- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS HELD-FOR-SALE:

Loans held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 20 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values for loans held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK-BASED COMPENSATION:

At December 31, 2007, the Company has a stock-based employee compensation plan which is described more fully in Note 16. The Company accounts for the plan under SFAS No. 123(R) "Share-Based Payment". During the years ended December 31, 2007 and 2006, $133,167 and $123,810, respectively, in stock-based employee compensation was recognized.

EARNINGS PER SHARE:

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company does not expect the adoption of the issue to have a material impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operation.

## NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| December 31, 2007: | | | | |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | $ 4,500,000 | $ 3,404 | $ 1,778 | $ 4,501,626 |
| Obligations of states and municipalities | 6,913,444 | 107,323 | 3,681 | 7,017,086 |
| Corporate debt securities | 475,000 | | 892 | 474,108 |
| Mortgage-backed securities | 11,635,666 | 43,506 | 53,944 | 11,625,228 |
| U.S. government sponsored enterprises perpetual/callable preferred stocks | 1,772,100 | 400 | 520,000 | 1,252,500 |
| Marketable equity securities | 4,205 | | | 4,205 |
| | 25,300,415 | 154,633 | 580,295 | 24,874,753 |
| Money market mutual funds included in cash and cash equivalents | (4,205) | | | (4,205) |
| Total available-for-sale securities | $25,296,210 | $154,633 | $580,295 | $24,870,548 |
| December 31, 2006: | | | | |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | $17,825,395 | $ 6,169 | $169,644 | $17,661,920 |
| Obligations of states and municipalities | 3,985,050 | 137,626 | 28,368 | 4,094,308 |
| Corporate debt securities | 475,000 | | 9,588 | 465,412 |
| Mortgage-backed securities | 14,112,206 | 15,723 | 287,923 | 13,840,006 |
| U.S. government sponsored enterprises perpetual/callable preferred stocks | 2,000,000 | | 244,400 | 1,755,600 |
| Marketable equity securities | 51,717 | | | 51,717 |
| | 38,449,368 | 159,518 | 739,923 | 37,868,963 |
| Money market mutual funds included in cash and cash equivalents | (51,717) | | | (51,717) |
| Total available-for-sale securities | $38,397,651 | $159,518 | $739,923 | $37,817,246 |

The scheduled maturities of debt securities were as follows as of December 31, 2007:

| | Fair Value |
|---|---|
| Due within one year | $ 3,974,397 |
| Due after one year through five years | 3,394,519 |
| Due after five years through ten years | 768,363 |
| Due after ten years | 3,855,541 |
| Mortgage-backed securities | 11,625,228 |
| | $23,618,048 |

During 2007, proceeds from sales of available-for-sale securities amounted to $8,236,450. Gross realized losses on those sales amounted to $85,669. The tax benefit applicable to these gross realized losses amounted to $33,368. In 2007, a write-down of $227,900 was recorded on an available-for-sale security as management had deemed this particular security to be other than temporarily impaired. There were no sales of available-for-sale securities during 2006.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2007.

As of December 31, 2007 and 2006, the total carrying amounts of securities pledged for securities sold under agreements to repurchase and public deposits was $4,374,960 and $5,421,325, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| December 31, 2007: | | | | | | |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | $ 999,357 | $ 642 | $ 998,864 | $ 1,136 | $1,998,221 | $ 1,778 |
| Obligations of states and municipalities | 632,686 | 3,681 | | | 632,686 | 3,681 |
| Corporate debt securities | | | 474,108 | 892 | 474,108 | 892 |
| Mortgage-backed securities | 865,430 | 20 | 4,994,383 | 53,924 | 5,859,813 | 53,944 |
| U.S. government sponsored enterprises perpetual/callable preferred stocks | | | 980,000 | 520,000 | 980,000 | 520,000 |
| Total temporarily impaired securities | $2,497,473 | $4,343 | $7,447,355 | $575,952 | $9,944,828 | $580,295 |
| December 31, 2006: | | | | | | |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | $3,990,180 | $ 9,820 | $11,665,571 | $159,824 | $15,655,751 | $169,644 |
| Obligations of states and municipalities | | | 902,855 | 28,368 | 902,855 | 28,368 |
| Corporate debt securities | | | 465,412 | 9,588 | 465,412 | 9,588 |
| Mortgage-backed securities | 322,744 | 1,899 | 11,892,440 | 286,024 | 12,215,184 | 287,923 |
| U.S. government sponsored enterprises perpetual/callable preferred stocks | | | 1,755,600 | 244,400 | 1,755,600 | 244,400 |
| Total temporarily impaired securities | $4,312,924 | $11,719 | $26,681,878 | $728,204 | $30,994,802 | $739,923 |

Company management considers investments with an unrealized loss at December 31, 2007 to be only temporarily impaired because the impairment is due primarily to the current interest rate environment, not other credit factors. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, and equity securities until recovery to cost basis occurs, no declines are deemed to be other than temporary.

## NOTE 4 - LOANS

Loans consisted of the following as of December 31:

| | 2007 | 2006 |
|---|---|---|
| Commercial, financial and agricultural | $ 16,585,402 | $ 10,947,268 |
| Real estate - construction and land development | 10,755,501 | 11,113,090 |
| Real estate - residential | 113,629,149 | 106,375,264 |
| Real estate - commercial | 15,134,849 | 15,973,601 |
| Municipal | 1,915,727 | 987,153 |
| Consumer | 7,427,567 | 11,581,910 |
| | 165,448,195 | 156,978,286 |
| Allowance for loan losses | (1,924,552) | (1,698,329) |
| Deferred costs, net | 241,797 | 232,878 |
| Net loans | $163,765,440 | $155,512,835 |

Changes in the allowance for loan losses were as follows for the years ended December 31:

| | 2007 | 2006 |
|---|---|---|
| Balance at beginning of year | $1,698,329 | $1,719,533 |
| Provision for loan losses | 250,000 | |
| Recoveries of loans previously charged off | | 104 |
| Charge offs | (23,777) | (21,308) |
| Balance at end of year | $1,924,552 | $1,698,329 |

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

| | 2007 | 2006 |
|---|---|---|
| Total nonaccrual loans | $5,328 | $78,047 |
| Accruing loans which are 90 days or more overdue | $ 973 | $ 0 |

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Recorded Investment In Impaired Loans | Related Allowance For Credit Losses | Recorded Investment In Impaired Loans | Related Allowance For Credit Losses |
| Loans for which there is a related allowance for credit losses | $ 0 | $0 | $78,047 | $1,756 |
| Loans for which there is no related allowance for credit losses | 0 | 0 | 0 | 0 |
| Totals | $ 0 | $0 | $78,047 | $1,756 |
| Average recorded investment in impaired loans during the year ended December 31 | $15,609 | | $60,186 | |
| Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired | | | | |
| Total recognized | $ 7,964 | | $ 3,735 | |
| Amount recognized using a cash-basis method of accounting | $ 7,964 | | $ 3,735 | |

## NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

| | 2007 | 2006 |
|---|---|---|
| Leasehold improvements | $1,131,840 | $1,148,740 |
| Furniture and equipment | 2,279,832 | 2,242,519 |
| | 3,411,672 | 3,391,259 |
| Accumulated depreciation and amortization | (2,188,717) | (1,839,299) |
| | $1,222,955 | $1,551,960 |

## NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2007 and 2006 was $20,523,507 and $25,304,338, respectively.

For time deposits as of December 31, 2007, the scheduled maturities for years ended December 31 are:

| | |
|---|---|
| 2008 | $57,956,232 |
| 2009 | 2,433,076 |
| 2010 | 1,360,164 |
| 2011 | 960,483 |
| 2012 | 455,866 |
| Total | $63,165,821 |

## NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of funds borrowed from customers on a short-term basis secured by portions of the Company's investment portfolio. The securities which were sold have been accounted for not as sales but as borrowings. The securities consisted of debt securities issued by the U.S. Treasury and other U.S. government sponsored enterprises, corporations and agencies. The securities were held in safekeeping by Morgan Stanley, under the control of the Company. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. The agreements mature generally within three months from date of issue.

## NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB).

As of December 31, 2007, the Company has a $2,000,000 advance with an interest rate of 4.38% which will mature in 2008.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

## NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

| | 2007 | 2006 |
|---|---|---|
| Current: | | |
| Federal | $341,346 | $222,816 |
| State | 85,883 | 62,305 |
| | 427,229 | 285,121 |
| Deferred: | | |
| Federal | (204,753) | 8,330 |
| State | (48,018) | 4,636 |
| | (252,771) | 12,966 |
| Total income tax expense | $174,458 | $298,087 |

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

| | 2007 % of Income | 2006 % of Income |
|---|---|---|
| Federal income tax at statutory rate | 34.0% | 34.0% |
| Increase (decrease) in tax resulting from: | | |
| Tax-exempt income | (27.6) | (14.6) |
| Other | 1.5 | 1.4 |
| Stock based compensation | 3.5 | 4.2 |
| State tax, net of federal tax benefit | 1.9 | 4.4 |
| Effective tax rates | 13.3% | 29.4% |

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 625,727 | $528,352 |
| Deferred compensation | 211,835 | 196,329 |
| Other | 3,648 | 6,586 |
| Write-down of equity securities | 88,767 | |
| Net unrealized holding loss on available-for-sale securities | 165,795 | 226,067 |
| Gross deferred tax assets | 1,095,772 | 957,334 |
| Deferred tax liabilities: | | |
| Depreciation | (147,322) | (204,664) |
| Deferred loan costs/fees | (93,987) | (90,706) |
| Gross deferred tax liabilities | (241,309) | (295,370) |
| Net deferred tax asset | $ 854,463 | $661,964 |

As of December 31, 2007, the Company had no operating loss carryovers for income tax purposes.

## NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2007 the Company was obligated under non-cancelable operating leases for bank premises and equipment expiring between June 2010 and May 2016. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2007:

| | |
|---|---|
| 2008 | $ 609,026 |
| 2009 | 618,048 |
| 2010 | 625,531 |
| 2011 | 377,701 |
| 2012 | 292,139 |
| Thereafter | 714,255 |
| Total | $3,236,700 |

Certain leases contain provisions for escalation of minimum lease payments contingent upon percentage increases in the consumer price index. Total rental expense amounted to $618,592 and $574,782 for the years ended December 31, 2007 and 2006, respectively.

## NOTE 11 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2007 and 2006 the maximum potential amount of the Company's obligation was $557,312 and $428,312, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 15,753,813 | $ 15,753,813 | $ 15,805,786 | $ 15,805,786 |
| Available-for-sale securities | 24,870,548 | 24,870,548 | 37,817,246 | 37,817,246 |
| Federal Home Loan Bank stock | 630,700 | 630,700 | 667,800 | 667,800 |
| Loans held-for-sale | | | 268,000 | 268,386 |
| Loans, net | 163,765,440 | 162,124,000 | 155,512,835 | 153,402,000 |
| Accrued interest receivable | 808,430 | 808,430 | 894,999 | 894,999 |
| Financial liabilities: | | | | |
| Deposits | 186,805,866 | 187,007,000 | 198,402,158 | 198,404,000 |
| Federal Home Loan Bank advances | 2,000,000 | 2,000,000 | | |
| Securities sold under agreements to repurchase | 1,363,033 | 1,363,033 | 1,627,896 | 1,627,896 |
| Due to broker | 1,433,223 | 1,433,223 | | |

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance-sheet credit risk are as follows as of December 31:

| | 2007 | 2006 |
|---|---|---|
| Commitments to originate loans | $ 2,222,250 | $ 3,520,850 |
| Standby letters of credit | 557,312 | 428,312 |
| Unadvanced portions of loans: | | |
| Construction | 8,480,187 | 6,697,932 |
| Commercial lines of credit | 6,800,654 | 6,380,518 |
| Consumer | 729,769 | 779,823 |
| Home equity | 22,721,211 | 22,897,790 |
| | $41,511,383 | $40,705,225 |

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

## NOTE 12 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2007. Total loans to such persons and their companies amounted to $3,384,543 as of December 31, 2007. During the year ended December 31, 2007 principal payments totaled $1,720,477 and advances amounted to $1,955,705.

Deposits from related parties held by the Company as of December 31, 2007 and 2006 amounted to $2,779,043 and $1,857,419, respectively.

During 2007 and 2006, the Company paid $61,939 and $53,932, respectively, for rent and related expenses of the Company's Granby branch office to a company of which a bank director is a principal. The rent expense for the Granby branch included in Note 10 amounted to $44,935 in 2007 and 2006.

During 2007 and 2006, the Company paid $1,369 and $375,876, respectively, for construction costs and related fees for the Company's Canton branch office to a company of which a bank director is a principal. These amounts are included in capital expenditures for 2007 and 2006.

## NOTE 13 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the State of Connecticut.

## NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollar amounts in thousands) | | | | | |
| As of December 31, 2007: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | $18,287 | 13.48% | $10,855 | ≥8.0% | $13,568 | ≥10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | 16,588 | 12.23 | 5,427 | ≥4.0 | 8,141 | ≥6.0 |
| Tier 1 Capital (to Average Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | 16,588 | 8.21 | 8,087 | ≥4.0 | 10,109 | ≥5.0 |
| As of December 31, 2006: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | 17,398 | 12.75 | 10,918 | ≥8.0 | $13,647 | ≥10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | 15,700 | 11.50 | 5,459 | ≥4.0 | 8,188 | ≥6.0 |
| Tier 1 Capital (to Average Assets): | | | | | | |
| The Simsbury Bank & Trust Company, Inc. | 15,700 | 7.31 | 8,586 | ≥4.0 | 10,733 | ≥5.0 |

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner's approval is required for dividend payments which exceed the current year's net profits and retained net profits from the preceding two years. As of December 31, 2007, the Bank is restricted from declaring dividends to the Company in an amount greater than $2,913,642.

## NOTE 15 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings and retirement plan. Employees who were 21 years of age and employed on the plan's effective date were immediately eligible to participate in the plan. Other employees who have attained age 21 are eligible for membership on the first day of the month following completion of 90 days of service.

The provisions of the 401(k) plan allow eligible employees to contribute subject to IRS limitations. The Company's matching contribution will be determined at the beginning of the plan year. The Company's expense under this plan was $35,123 in 2007 and $75,868 in 2006.

The Company entered into employment agreements (the "Agreements") with the Executive Officers of the Company. The Agreements provide for severance benefits upon termination following a change in control as defined in the agreements in amounts equal to cash compensation as defined in the agreements and fringe benefits that the Executive(s) would have received if the Executive(s) would have continued working for an additional five years.

## NOTE 16 - STOCK OPTION PLAN

The Simsbury Bank & Trust Company, Inc. 1998 Stock Plan ("Plan") provides for the granting of options to purchase shares of common stock or the granting of shares of restricted stock up to an aggregate amount of 142,000 shares of common stock of the Company. Options granted under the Plan may be either Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code or non-qualified options which do not qualify as ISOs ("NQOs"). No restricted stock awards or stock options may be granted under the Plan after March 17, 2008.

The exercise price for shares covered by an ISO may not be less than 100% of the fair market value of common stock on the date of grant. The exercise price for shares covered by a NQO may not be less than 50% of the fair market value of common stock at the date of grant. All options must expire no later than ten years from the date of grant. The Plan also provides the Board with authority to make grants that will provide that options will become exercisable and restricted awards will become fully vested upon a change in control of the Company.

In accordance with the Plan each non-employee director is granted a NQO to purchase 1,000 shares of common stock at the fair market value of the common stock on the grant date. These options will become exercisable in two equal installments beginning on the first anniversary of the date of grant.

The fair value of each option granted in 2007 and 2006 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | 2007 | 2006 |
|---|---|---|
| Expected volatility | 12.9% | 14.6% |
| Expected dividends | 1.5% | 1.5% |
| Expected term (in years) | 10 | 10 |
| Risk free rate | 4.71% | 5.20% |

A summary of the status of the Company's stock option plan as of December 31 and changes during the years ending on that date is presented below:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Fixed Options | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 68,927 | $25.22 | 63,204 | $24.34 |
| Granted | 10,500 | 30.00 | 10,500 | 29.00 |
| Exercised | (8,905) | 13.77 | (3,463) | 16.17 |
| Forfeited | (1,314) | 36.55 | (1,314) | 36.55 |
| Outstanding at end of year | 69,208 | 27.21 | 68,927 | 25.22 |
| Options exercisable at year-end | 44,708 | 25.60 | 41,364 | 21.46 |
| Weighted-average fair value of options granted during the year | $8.11 | | $8.77 | |

The following table summarizes information about fixed stock options outstanding as of December 31, 2007:

Options Outstanding and Exercisable

| Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life | Number Exercisable | Exercise Price |
|---|---|---|---|---|
| $13.625 | 12,766 | 0.4 years | 12,766 | $13.625 |
| 15.65 | 1,311 | 4.2 years | 1,311 | 15.65 |
| 16.25 | 2,628 | 3.9 years | 2,628 | 16.25 |
| 33.25 | 2,625 | 6.5 years | 2,625 | 33.25 |
| 34.90 | 1,314 | 6.3 years | 1,314 | 34.90 |
| 35.00 | 5,250 | 6.8 years | 5,250 | 35.00 |
| 36.55 | 1,314 | 6.3 years | 1,314 | 36.55 |
| 31.50 | 21,000 | 8.0 years | 14,000 | 31.50 |
| 29.00 | 10,500 | 8.5 years | 3,500 | 29.00 |
| 30.00 | 10,500 | 9.6 years | — | |
| 27.21 | 69,208 | 6.5 years | 44,708 | 25.60 |

As of December 31, 2007, there was $167,496 of total unrecognized compensation cost related to nonvested share-based arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.5 years. The total value of shares that vested during the years ended December 31, 2007 and 2006 was $133,167 and $123,810, respectively.

## NOTE 17 - EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

| | Income (Numerator) | Shares (Denominator) | Per-Share Amount |
|---|---|---|---|
| Year ended December 31, 2007 | | | |
| Basic EPS | | | |
| Net income | $1,139,711 | 849,468 | $1.34 |
| Effect of dilutive securities, options | | 9,405 | |
| Diluted EPS -- Net income | $1,139,711 | 858,873 | $1.33 |
| Year ended December 31, 2006 | | | |
| Basic EPS | | | |
| Net income | $ 716,933 | 841,191 | $ .85 |
| Effect of dilutive securities, options | | 14,283 | |
| Diluted EPS -- Net income | $ 716,933 | 855,474 | $ .84 |

NOTE 18 – RECLASSIFICATION Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

## *Shareholder Data*

The stock of the Bank's parent company, SBT Bancorp, Inc., which was formed on March 2, 2006, is currently listed on the OTC Bulletin Board (Symbol: "SBTB"). At December 31, 2007, there were 850,896 shares of the Bank's common stock outstanding and approximately 1,100 shareholders of record. There is a limited market for Company's shares. The following table sets forth the high and low bid information for the period indicated.

| | Year Ended December 31, 2007 | | Year Ended December 31, 2006 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| First Quarter | $33.00 | $28.50 | $34.00 | $31.60 |
| Second Quarter | $35.00 | $28.75 | $34.00 | $28.75 |
| Third Quarter | $31.25 | $27.50 | $31.00 | $27.25 |
| Fourth Quarter | $28.90 | $27.50 | $31.00 | $29.55 |

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions. The Company became the Bank's parent company in a reorganization that occurred on March 2, 2006. For periods prior to the reorganization, the above table sets forth the high and low bid information for the Bank's common shares.

**Dividends**

The Company's shareholders are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefore. Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes. The Company declared and paid cash dividends of $373,858 during 2007. The Company declared and paid cash dividends of $353,453 during 2006.

The Bank did not repurchase any of its securities during the fourth quarter of 2007.

## *Board of Directors*
*Chairman of Committee

**Lincoln S. Young**
***Chairman of the Board***
Retired Chief Executive Officer
Turbine Engine Services Corp.
*Corporate Governance Committee**
*Executive Committee*
*Investment Services Committee*
*Loan Committee*
*Personnel Committee*

**Robert J. Bogino**
***Vice Chairman***
Retired President and Co-Owner
Bogino & DeMaria, Inc.
*Audit & Compliance Committee*
*Corporate Governance Committee*
*Executive Committee*
*Investment Services Committee*
*Loan Committee**

**James T. Fleming**
President
Connecticut Automotive Retailers Association
*Audit & Compliance Committee*
*Corporate Governance Committee*

**Martin J. Geitz**
President and Chief Executive Officer
The Simsbury Company and Trust Company
*Executive Committee*
*Investment Services Committee*
*Loan Committee*

**Edward J. Guarco**
Vice President
State Line Oil
*Audit & Compliance Committee*
*Personnel Committee*

**Gary R. Kevorkian**
Attorney at Law
*Investment Services Committee*
*Loan Committee*
*Personnel Committee*

**Barry R. Loucks**
Retired President and CEO
The Simsbury Bank & Trust Company
*Executive Committee**
*Loan Committee*

**George B. Odlum, Jr., DMD**
General Dentistry
*Audit & Compliance Committee**
*Executive Committee*

**Rodney R. Reynolds**
Retired Founding Director
Trust Company of Connecticut
*Investment Services Committee*
*Personnel Committee*

**David W. Sessions**
President and Treasurer
Casle Corporation
*Executive Committee*
*Loan Committee*
*Personnel Committee**

**Penny R. Woodford**
Real Estate Agent
Coldwell Banker Residential Brokerage
*Audit & Compliance Committee*
*Corporate Governance Committee*

## *Officers*

**Martin J. Geitz**
*President and Chief Executive Officer*

**Anthony F. Bisceglio, Ph.D.**
*Treasurer and Chief Financial Officer*

**Gary R. Kevorkian**
*Secretary*

## *Board of Directors*

All SBT Bancorp, Inc. Directors

## *Directors Emeriti*

**Richard C. Anthony**
Consultant

**Robert B. August**
Retired Attorney at Law

**Jackson F. Eno**
Vice President
Morgan Stanley

**Jane F. von Holzhausen**
Vice President of Operations
Southwest Region
Prudential Connecticut Realty

**Evan W. Woollacott**
Retired Vice Chairman and Commissioner
Connecticut Department of Public
Utility Control

## *Officers*

**Martin J. Geitz**
*President and Chief Executive Officer*

**Anthony F. Bisceglio, Ph.D.**
*Executive Vice President, Treasurer and Chief Financial Officer*

**Terry L. Boulton**
*Senior Vice President and Chief Retail Banking Officer*

**Paul R. Little**
*Senior Vice President and Chief Lending Officer*

**Howard R. Zern**
*Senior Vice President and Chief Bank Operations & Information Technology Officer*

**Gary R. Kevorkian**
*Secretary*

*Vice Presidents*
James R. Babcock
Richard A. Bahre
Robert A. Francolini
H. Holbrook Hyde, Jr.
Lauren S. McCoy

*Assistant Vice Presidents*
Brenda J. Abbott
Brian D. Belyea
Susan D. Presutti, Assistant Secretary
Kenneth S. Sklodosky
Sophie S. Stevens
Barbara J. Wallace

*Assistant Treasurers*
Margot M. Byrne
Christine A. Gates,
Barbara J. Hanifin
Karen G. Jepeal
Lisa A. Morgan
Craig S. Porter
Salverio P. Titus

## *Employees*

Dianna S. Anderson
Theresa D. Bendell
Yvonne L. Bourgoin
Alexandra S. Bullard
Katherine P. Cain
Carol D. Clifford
Catherine A. Cook
Cheryl B. Dilisio
S. Thomas Edge
Marilyn E. Ehrhardt
Lori L. Ethier
Deborah A. Fochesato
Beate E. Forst
Dawna M. Fuller
Shirley T. Gentry
Lynn G. Godin
Barbara A. Holcomb
Jo-Ann Horton
Leslie S. Kane
Regina M. Keith
Roseline A. Kelley
Elizabeth C. Lenhart
Francine T. Love
Catherine L. Miller
Irene P. Najman
Vanessa L. Palmes
Julia E. Pattison
Alan G. Pollack
Patricia A. Pschirer
Petrina C. Reid
Elizabeth D. Rimkie
Margaret E. Rose
Shawna L. Santos
Joyce Slate
Gerald Smith, Jr.
Irene M. Smith
Karen E. Storms
Maria Theodoratos
Annette M. Troutman
Linda M. Weber
Michelle G. Wiggins
Sarah C. Young

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070-0248
(860) 658-BANK
Fax: (860) 651-5942
www.simsburybank.com

**Notice of Shareholders' Meeting**

The Annual Meeting of Shareholders of SBT Bancorp, Inc., the holding company for The Simsbury Bank & Trust Company, Inc., will be held at 5:00 p.m. on Tuesday, May 13, 2008 at 981 Hopmeadow Street, Simsbury, Connecticut.

**Independent Auditors**

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

**Legal Counsel**

Day Pitney LLP
Counselors at Law
CityPlace I
Hartford, CT 06103-3499

**Transfer Agent**

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10005
Shareholder Relations: (800) 937-5449

**Shareholder Contact**

Susan D. Presutti
SBT Bancorp, Inc.
760 Hopmeadow Street
Simsbury, CT 06070
(860) 408-5493

**Trading Symbol:** SBTB

**COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB WILL BE FORWARDED WITHOUT CHARGE UPON WRITTEN REQUEST TO:**

Gary R. Kevorkian, Secretary
SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, CT 06070-0248

SBT *Bancorp*

SBT Bancorp, Inc.
760 Hopmeadow Street • P.O. Box 248
Simsbury, Connecticut 06070

www.simsburybank.com

END